

04033290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

001-31251
(Commission File Number)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Banknorth Group, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Banknorth Group, Inc.
P.O. Box 9540
Two Portland Square
Portland, Maine 04112-9540

REQUIRED INFORMATION

The following financial statements are hereby furnished for the Banknorth Group, Inc. 401(k) Plan (the "Plan"):

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2003 and 2002

Exhibit 23 Consent of Independent Registered Public Accounting Firm

Exhibit 32.1 Certification of Chief Executive Officer, dated June 18, 2004

Exhibit 32.2 Certification of Chief Financial Officer, dated June 18, 2004

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Banknorth Investment Management Group, a division of Banknorth, NA, as trustee for the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BANKNORTH GROUP, INC. 401(k) PLAN

By: Banknorth Investment
Management Group (as Trustee)

Date: June 18, 2004

By: 
Name: Kevin K. Brown
Title: Vice President



BANKNORTH GROUP, INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Banknorth Group, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Banknorth Group, Inc. 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
June 16, 2004

BANKNORTH GROUP, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets		
Investments, at fair value (note 5)	$278,758,928	$176,171,575
Participant loans receivable	4,611,031	3,289,751
Total investments	283,369,959	179,461,326
Employer contributions receivable	-	2,349
Employee contributions receivable	-	8,987
Due from brokers for securities sold	117,544	14,166
Accrued interest receivable	166,452	138,932
Total assets	283,653,955	179,625,760
Liabilities		
Due to brokers for securities purchased	137,934	-
Other liability	899	-
Total liabilities	138,833	-
Net assets available for benefits	$283,515,122	$179,625,760

See accompanying notes to financial statements.

BANKNORTH GROUP, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:		
Investment income:		
Interest	$263,400	$209,383
Dividends	4,776,114	4,113,045
Net realized losses (note 5)	(9,067,748)	(6,095,701)
Net unrealized appreciation (depreciation) in fair value of investments (note 5)	60,277,533	(15,100,734)
	56,249,299	(16,874,007)
Contributions:		
Employer	9,140,410	7,389,956
Employee	18,022,621	15,061,853
Rollovers	2,923,066	2,007,940
	30,086,097	24,459,749
Transfer from merged employee benefit plans (note 1 a)	32,245,588	8,712,146
Total additions	118,580,984	16,297,888
Deductions from net assets attributed to:		
Benefits paid to employees	14,690,807	10,977,089
Trustee fees on merged plan	815	-
Interest expense (note 7)	-	18,340
Total deductions	14,691,622	10,995,429
Net increase in net assets available for benefits	103,889,362	5,302,459
Net assets available for benefits, beginning of year	179,625,760	174,323,301
Net assets available for benefits, end of year	$283,515,122	$179,625,760

See accompanying notes to financial statements.

Banknorth Group, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

(1) Description of Plan

The Banknorth Group, Inc. 401(k) Plan (the "Plan") is a defined contribution plan sponsored by Banknorth Group, Inc. (the "Company"). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan, which became effective October 1, 1985, as amended and restated effective January 1, 2001, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All employees of the Company who were employed on October 1, 1985 became participants. All other full and part-time employees shall become a participant on the entry date coincident with or following the completion of one month of service. Temporary employees are eligible to participate after completing any 12 months of service in which the employee is credited with 1,000 hours of service.

The following plans were merged with, and the assets transferred into, the Plan in 2003 and 2002.

Year Merged	Plan Name	Effective Date of Plan Merger	Assets Transferred
2003	American Savings Bank Employees' Savings and Profit Sharing Plan	12/31/2003	$9,790,543
	Arthur A. Watson & Co, Inc. 401(k) Plan	6/1/2003	5,989,466
	Warren Five Cents Savings Bank 401(k) Savings Plan	9/30/2003	7,887,417
	Southington Savings Bank 401(k) Plan	4/30/2003	3,756,607
	Adirondack Community Financial Services, Inc. 401(k) Plan	4/1/2003	83,454
	Community Insurance Agencies, Inc. 401(k) Plan	4/1/2003	482,514
	SBERA 401(k) Plan as adopted by Andover Bank	3/24/2003	1,745,185
	SBERA 401(k) Plan as adopted by MetroWest Bank	3/24/2003	1,179,024
	SBERA 401(k) Plan as adopted by Ipswich Savings Bank	3/24/2003	1,331,378
			$32,245,588
2002	Morse Payson and Noyes Incentive Savings Plan	12/31/2002	$8,712,146

(b) Contributions

Participants may contribute up to 50% (highly compensated participants may contribute up to 15%) of their pretax annual wages including bonuses and overtime pay. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Participants are eligible for Company matching contributions the first day of the calendar year quarter following completion of one year of service. The Company makes matching contributions equal to 100% of the participant's deferral up to the first 3% of the participant's eligible compensation and 50% of the participant's deferral on the next 3% of the participant's eligible compensation. In addition, each year the Company may contribute to the Plan, from current profits or retained earnings, a discretionary percentage designated by the Board of Directors. There were no discretionary contributions in 2003 or 2002. Participants' salary deferral contributions are subject to Internal Revenue Code limitations, which were $12,000 and $11,000 in 2003 and 2002, respectively. The Plan was amended January 1, 2002 to allow $1,000 catch-up contributions (within the meaning of Section 414 (v) of the Internal Revenue Code) for participants who have reached age 50 by the end of the plan year. This dollar amount increases in $1,000 increments per year until 2006 and $500 dollar increments per year thereafter. Participants are only permitted to make catch-up contributions if they have made their maximum salary deferral contribution for the year.

Beginning in July 2001, Company matching contributions were made in shares of Company common stock as they were released by payment on the Employee Stock Ownership Plan (the "ESOP") loan (note 7). Participants could elect to reinvest the value of such shares in other investment offerings within the Plan. By November 2002, the ESOP loan had been paid in full, all ESOP shares had been released and the Company began making matching contributions in cash.

(c) Participant Accounts

Each participant's account reflects the participant's contribution, the Company's matching contribution, earnings or losses on the account and an allocation of the Company's discretionary contribution, if any, based on participant compensation.

(d) Vesting

Participants are immediately vested in all employee contributions, Company matching contributions and ESOP contributions and earnings.

(e) Participant Loans

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account. The interest rate charged is the Prime Rate as noted in the Wall Street Journal on the date that the loan application is processed. Principal and interest is paid through fixed bi-weekly payroll deductions.

(f) Payment of Benefits

On termination of service, if the participant vested account balance does not exceed $5,000, the participant receives a single lump sum amount equal to the value of his or her vested account. If the participant vested account balance exceeds $5,000, the participant is allowed to elect to receive a single lump sum distribution or to receive benefit payment following attainment of normal retirement age. An annuity may also be purchased with the entire value of his or her vested account if the distribution commenced prior to January 1, 2002.

In December 2001, the Plan was amended to provide that any cash dividends received on shares of stock allocated to a participant's ESOP account as of the record date on which the dividends are declared, shall, at the election of the participant or his or her beneficiary, either: (1) be paid by the Company in cash to the participant or beneficiary, or, at the discretion of the Plan Administrator, paid by the Company to the Plan and distributed from the Plan to the participant or his or her beneficiary, not later than ninety days after the close of the Plan year in which it was paid to the 401(k) Plan; or (2) be paid to the 401(k) Plan and reinvested in stock. The election was effective for the 2001 dividends, which were distributed as a lump sum in March 2002. Dividends received after 2001, if elected to be paid in cash, were paid quarterly. Total cash dividends distributed to participants was $109,995 in 2003 and $221,470 in 2002 of which $134,263 related to 2001 dividends.

Effective January 1, 2004, participants will be able to elect to either receive as cash or reinvest in stock the dividends paid on all other shares of stock acquired in prior years. Current year stock acquisitions will not be eligible for the election until the beginning of the following year and all dividends on those shares will automatically be reinvested in stock until such time.

(g) Participant Investment Options

Each participant, at December 31, 2003, had the option of allocating employee and employer contributions to any of the following:

Federated U.S. Government Securities Fund
Seeks relatively stable current income by investing in a diversified, short-to-intermediate term portfolio of direct obligations of the U.S. government and its agencies and instrumentalities.

Banknorth Large Cap Core Fund
Invests in primarily in equity securities of established companies with strong earnings growth with the goal being to provide growth to the account balance. The fund is managed by Banknorth Investment Management Group ("BIMG"), which is a division of Banknorth N.A.

Dodge & Cox Stock Fund
Seeks long-term growth of principal and income by investing primarily in a broadly diversified and carefully selected portfolio of common stocks.

Federated Intermediate Income Fund
Invests in investment-grade, fixed-income securities consisting primarily of corporate debt securities, U.S. government and privately issued mortgage backed securities, and U.S. treasury and agency securities. The objective of the fund is to produce income at a higher level than the stable fund, while assuming minimal risk.

Federated Capital Preservation Fund
Seeks high level of income with safety of principal by investing in high-quality guaranteed investment contracts issued by insurance companies and other stable value products.

Fidelity Balanced Fund
Seeks both income and capital growth by investing in approximately 60% stocks and other equity securities and the remainder in bonds and other debt securities.

Fidelity Diversified International Fund
Seeks high level of income by investing at least 65% of its total assets in foreign securities, allocating across a variety of countries and regions.

MFS New Discovery Class I
Seeks capital appreciation by investing in companies that have superior growth prospects. It normally invests at least 65% of its total assets in equity securities of emerging growth companies.

Vanguard Institutional Index Fund
Seeks to replicate the aggregate price and yield performance of the S&P 500 Index by investing in all 500 stocks listed in the S&P 500 Index in approximately the same proportions as they are represented in the Index.

Vanguard Strategic Equity Fund
Seeks to provide maximum long-term total return by investing in U.S. stocks with and emphasis on stocks of small- and mid-capitalization companies.

Banknorth Group, Inc. Common Stock
Participants have the option to invest in shares of Banknorth Group, Inc. common stock.

(h) Forfeitures

At December 31, 2003 and 2002, forfeited nonvested accounts totaled $45,836 and $47,549, respectively. These amounts may be used to reduce employer contributions. In 2003 and 2002, employer contributions were reduced by $84,612 and $0, respectively, from forfeited nonvested accounts. Forfeited amounts relate to employees who terminated prior to the change in vesting provisions on January 1, 2001 and are available to reduce future Company contributions when the participant account is distributed or when the break in service exceeds five years.

(i) Voting Rights

Each participant is entitled to exercise voting rights attributable to Banknorth Group, Inc. shares allocated to his or her account and is notified by the Trustee, BIMG, prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants shares for which instructions have not been given by a participant.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

(b) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments are recorded at their fair values as determined by quoted market prices. Shares of the mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are reflected on the trade date basis. Realized gains or losses are calculated using the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

(e) Plan Expenses

All expenses of maintaining the Plan are paid by the Company.

(3) Income Taxes

The Plan is qualified as a profit sharing plan under Section 401(a) of the Internal Revenue Code. The Internal Revenue Service issued its latest determination letter on July 12, 2003, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and therefore is exempt from federal income taxes. Subsequent to such determination, the Plan has been amended. In the opinion of the Plan Administrator and the Plan's tax adviser, the Plan has continued to operate within the terms of the Plan document and remains qualified under the applicable provisions of the Internal Revenue Code.

Banknorth Group, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

(4) Administration of Plan Assets

The Plan's assets, which include Company common shares, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee, which invests contributions received, reinvests interest and dividend income, and additionally makes distributions to participants. The Trustee also administers the payment of interest and principal on the loans, which is reimbursed to the Trustee through contributions as determined by the Company. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Company.

(5) Investments

The following investments represented 5% or more of the Plan's net assets at December 31:

	2003		2002	
	Number of shares	Market Value	Number of shares	Market Value
Investments, at fair value:				
Banknorth Large Cap Core Fund (1)	2,012,914	$18,538,937	1,676,737	$13,011,478
Dodge & Cox Stock Fund (2)	145,736	16,581,869	75,802	6,674,328
Evergreen Foundation Fund	-	-	1,322,365	18,698,242
Federated Capital Preservation Fund	3,765,027	37,650,270	2,288,790	22,887,898
Federated Max-Cap Fund	-	-	812,902	14,494,046
Fidelity Balanced Fund	1,641,938	27,502,467	-	-
Fidelity Diversified International Fund	781,435	18,848,223	-	-
Janus Group Overseas	-	-	696,011	10,642,015
MFS New Discovery Class I (2)	958,292	15,016,438	692,142	8,049,610
Vangard Institutional Index Fund	237,428	24,165,465	-	-
Banknorth Group, Inc. common stock (1) (3)	3,165,323	102,967,957	3,004,562	67,903,101
		$261,271,626		$162,360,718

(1) Party in interest

(2) Did not exceed 5% or more of Plans' net assets at December 31, 2002.

(3) See Note 6 for portion related to nonparticipant-directed investments.

The proceeds and cost of sales of investments for the years ended December 31, 2003 and 2002 were as follows:

	2003		
	Proceeds	Cost	Gain (Loss)
Banknorth Group, Inc. common stock	$3,383,916	$1,412,703	$1,971,213
Registered investment companies	231,954,371	242,993,332	(11,038,961)
	$235,338,287	$244,406,035	($9,067,748)

	2002		
	Proceeds	Cost	Gain (Loss)
Banknorth Group, Inc. common stock	$3,602,425	$1,386,250	$2,216,175
Registered investment companies	69,470,522	77,782,398	(8,311,876)
	$73,072,947	$79,168,648	($6,095,701)

During 2003 and 2002, the Plan's investments appreciated (depreciated) in value as follows:

	2003	2002
Banknorth Group, Inc. common stock	$30,336,623	($7,612,410)
Registered investment companies	29,940,910	(7,488,324)
	$60,277,533	($15,100,734)

(6) Nonparticipant-Directed Investments

Information about the net assets, primarily determined from quoted prices, and the significant components of the changes in the net assets relating to the nonparticipant-directed investments was as follows:

	December 31, 2003	December 31, 2002
Net Assets:		
Cash and cash equivalents	$22,572	$261,493
Banknorth Group, Inc. common stock *	47,958,133	34,200,105
Accrued interest receivable	45	325
	$47,980,750	$34,461,923

	Year ended December 31, 2003	Year ended December 31, 2002
Changes in Net Assets:		
Investment income	$1,043,730	$993,546
Net appreciation (depreciation)	14,028,715	(5,759,847)
Contributions	-	924,824
Allocated to participant-directed investments	(1,443,702)	(1,280,248)
Benefits paid	(109,916)	(1,624,637)
Interest expense	-	(18,340)
Net assets available for benefits, beginning of year	34,461,923	41,226,625
	$47,980,750	$34,461,923

* Party in interest

Nonparticipant-directed investments consist of assets transferred into the plan in 2001, and subsequent changes in those assets, originating from previously merged ESOP plans. Amounts allocated to participant-directed investments relate to the allocation of shares utilized for Company matching contributions to participant-directed investments. Effective January 1, 2004 the shares originating from the previously merged ESOP plans are participant-directed. Consequently, all Plan investments are participant-directed.

Included in the investments as of December 31, 2003 and 2002 were the following shares of Banknorth Group, Inc. common stock held for the ESOP.

	December 31,	
	2003	2002
Banknorth Group, Inc. common stock		
Number of shares	1,474,274	1,513,279
Cost	$9,141,183	$8,846,931
Fair Value	$47,958,133	$34,200,105

(7) Note Payable

The SIS Bank Employees' Savings Incentive Plan, which was merged into the ESOP on December 31, 1999, had entered into a $3,560,000 term loan agreement with another financial institution. Upon the merger, the Plan assumed the note payable and scheduled principal and interest payments. The proceeds of the loan were used to purchase Company stock. Unallocated shares were collateral for the loan with shares released periodically from collateral as principal and interest payments were made. The loan was paid in full and all shares were released to participants during 2002.

(8) Related-party Transactions

Certain Plan investments are shares of mutual funds managed by BIMG, a division of Banknorth, NA, which is a subsidiary of Banknorth Group, Inc. BIMG serves as the Plan trustee and recordkeeper and, therefore, these transactions qualify as party in interest. Fees for these services are paid on behalf of the Plan by the Plan Sponsor.

The Plan owned 3,165,323 and 3,004,562 shares of Banknorth Group, Inc. common stock valued at $102,967,957 and $67,903,101 at December 31, 2003 and 2002, respectively.

(9) Risks and Uncertainties

The Plan provides for investment in corporate securities, registered investment companies and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(10) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of Participants on such date.

(11) Prohibited Transaction

During 2000, the Plan's Trustee used cash allocated to participant accounts totaling $175,981 to fund ESOP loan payments. This transaction is considered prohibited according to the provisions of ERISA and the Internal Revenue Code. In 2001, the Company made a corrective contribution of $175,981 to the Plan. In 2002, the Company made an additional corrective contribution of $12,716 to fully restore participant accounts to the position they would have been in had the prohibited transaction not occurred.

BANKNORTH GROUP, INC.
401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

(a)	(b) Identity of issue	(c) Number of shares/units description of investment	(d) Cost	(e) Current value
	Forum Daily Assets Cash Fund #2	Registered investment company - 289,927 shares	$289,927	$289,927
	Federated Inst Prime Obligation Fund #10	Registered investment company - 141,741 shares	141,741	141,741
	Federated U.S. Government Securities Fund	Registered investment company - 925,138 shares	10,500,983	10,657,590
*	Banknorth Group Large Cap Core Fund	Registered investment company 2,012,914 shares	20,715,179	18,538,937
	Dodge & Cox Stock Fund	Registered investment company - 145,736 shares	14,414,589	16,581,869
	Federated Int Income	Registered investment company - 590,763 shares	5,983,099	6,084,862
	Federated Capital Preservation Fund	Registered investment company - 3,765,027 shares	37,650,162	37,650,270
	Fidelity Balanced Portfolio Fund	Registered investment company - 1,641,938 shares	27,123,153	27,502,467
	Fidelity Diversified International Fund	Registered investment company - 781,435 shares	18,251,671	18,848,223
	MFS New Discovery Class I	Registered investment company 958,292 shares	14,515,115	15,016,438
	Vangard Institutional Index Fund	Registered investment company 237,428 shares	23,474,434	24,165,465
	Vangard Strategic Equity Fund	Registered investment company 16,739 shares	309,039	313,182
*	Banknorth Group, Inc.	Common stock - 3,165,323 shares	30,056,220	102,967,957
*	Participant loans receivable	Loans granted to plan participants, varying maturities, interest rates from 4.00% to 11.50%, secured by, at a minimum, 50% of vested account balances	-	4,611,031
			$203,425,312	$283,369,959

* Party in interest.

See accompanying Report of Independent Registered Public Accounting Firm.



Exhibit 23

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Banknorth Group, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-115096) on Form S-8 of Banknorth Group, Inc. of our report dated June 16, 2004, with respect to the statements of net assets available for benefits of Banknorth Group, Inc. 401(k) Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003, which report appears in the December 31, 2003 Form 11-K of Banknorth Group, Inc. 401(k) Plan.

KPMG LLP

Boston, Massachusetts
June 18, 2004



Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350

In connection with the Annual Report of the Banknorth Group, Inc. 401(k) Plan (the "Plan") on Form 11-K for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, William J. Ryan, Chief Executive Officer of Banknorth Group, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 18, 2004



William J. Ryan
Chief Executive Officer

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Section 1350

In connection with the Annual Report of the Banknorth Group, Inc. 401(k) Plan (the "Plan") on Form 11-K for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Stephen J. Boyle, Chief Financial Officer of Banknorth Group, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 18, 2004



Stephen J. Boyle
Chief Financial Officer